UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Gilat Satellite Networks Ltd.
                      -------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.20 par value per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   M51474-10-0
                               -------------------
                                 (CUSIP Number)

                                 Adam J. Semler
                              JGD Management Corp.
                          767 Fifth Avenue, 17th Floor
                            New York, New York 10153
                            Telephone: (212) 300-1300

                                 With copies to:
                            Richard P. Swanson, Esq.
                               Arnold & Porter LLP
                                 399 Park Avenue
                            New York, New York 10022
              -----------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 22, 2006
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement}

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

                               Page 1 of 28 Pages

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 2 of 28 Pages

CUSIP No. M51474-10-0                               13D
------------------------------------------------------------------------------------------------------------
1) NAMES OF REPORTING PERSONS                                                       JGD Management Corp.
   IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------------------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                 (a) [ ]
                                                                                                 (b) [X]
------------------------------------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------------------------------------
4) SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                 AF
------------------------------------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]
------------------------------------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION                                                         Delaware
------------------------------------------------------------------------------------------------------------
NUMBER OF             7)  SOLE VOTING POWER                                                   14,233,299
SHARES                -------------------------------------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                                                        -0-
OWNED BY              -------------------------------------------------------------------------------------
EACH                  9)  SOLE DISPOSITIVE POWER                                              11,931,680
REPORTING             -------------------------------------------------------------------------------------
PERSON WITH           10) SHARED DISPOSITIVE POWER                                                   -0-
------------------------------------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                                                       14,233,299
    BY EACH REPORTING PERSON
------------------------------------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                                                [ ]
------------------------------------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 41.5%
------------------------------------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       CO
------------------------------------------------------------------------------------------------------------

                               Page 3 of 28 Pages

Item 1. Security and Issuer

      This statement on Schedule 13D (this "Statement") relates to the ordinary shares, par value NIS 0.20 per share (the "Shares"), of Gilat Satellite Networks Ltd. (the "Company").

      The principal executive offices of the Company are located at 21 Yegia Kapayim Street, Petach-Tikva, Israel.

Item 2. Identity and Background

(a) This Statement is filed by JGD Management Corp. ("JGD" or the "Reporting Person"), a Delaware corporation, d/b/a York Capital Management, with respect to Shares directly owned by or allocated for the benefit of:

      (i) York Capital Management, L.P. ("York Capital"), a Delaware limited partnership;

      (ii) York Investment Limited ("York Investment"), a corporation of the Commonwealth of The Bahamas; and

      (iii) York Credit Opportunities Fund, L.P. ("York Credit Opportunities"), a Delaware limited partnership.

      JGD and its affiliates Dinan Management, L.L.C. ("Dinan Management"), a New York limited liability company and the General Partner of York Capital, York Offshore Holdings, Limited ("York Offshore Limited"), a corporation of the Commonwealth of the Bahamas and the investment manager of York Investment, and York Credit Opportunities Domestic Holdings, LLC ("York Credit Opportunities Domestic Holdings"), a New York limited liability company and the General Partner of York Credit Opportunities, form part of the York Capital Management family of investment advisory entities, which provides investment advisory and administrative services to pooled investment vehicles, including, but not limited to, York Capital, York Investment and York Credit Opportunities. Accordingly, JGD may be deemed to have beneficial ownership over the Shares reported in this Statement.

      The sole shareholder of JGD is James G. Dinan.

      Dinan Management is the General Partner of York Capital. James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management.

      York Offshore Limited is the investment manager of York Investment. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited.

                               Page 4 of 28 Pages

      York Credit Opportunities Domestic Holdings is the General Partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings.

      The name of each director and each executive officer of JGD, York Investment and York Offshore Limited is set forth in Exhibits 1, 2 and 3, respectively, attached hereto, which are incorporated herein by reference.

      (b) The principal business address of each of JGD, York Capital, York Investment, York Credit Opportunities, Dinan Management, York Offshore Limited, York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz is:

                           c/o York Capital Management
                           767 Fifth Avenue, 17th Floor
                           New York, New York  10153

      The business address of each other person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.

(c) JGD and its affiliates are investment managers of certain funds and accounts for which they have discretionary investment authority.

      Each of York Capital and York Credit Opportunities is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

      York Investment is a privately owned investment company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

      Dinan Management is a privately owned limited liability company in the principal business of acting as the General Partner of York Capital and another privately owned limited partnership.

      York Offshore Limited is a privately owned company in the principal business of acting as the investment manager of York Investment.

      York Credit Opportunities Domestic Holdings is a privately owned limited liability company in the principal business of acting as the General Partner of York Credit Opportunities.

      The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.

                               Page 5 of 28 Pages

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Assignment Agreement

      York Capital Management, for and on behalf of accounts managed by it, and Bank Hapoalim B.M. (the "Bank") entered into a Loan Assignment Agreement dated June 23, 2005 (as amended on July 18, 2005, the "Assignment Agreement"), and on July 18, 2005, the Reporting Person consummated the transactions contemplated by the Assignment Agreement by paying an aggregate purchase price of $57,972,652 to the Bank to acquire all of the Bank's rights and obligations under the Facility Agreement, as amended, between the Bank and the Company (the "Facility Agreement"). The outstanding principal balance on the assigned Facility Agreement (the "Loan") due by the Company to the Bank was $70,400,000 as of July 18, 2005, and such outstanding principal balance of the Loan was allocated by the Reporting Person among its advisory clients as follows: (i) $10,399,283 of the outstanding principal balance of the Loan was allocated to York Capital;
(ii) $43,600,672 of the outstanding principal balance of the Loan was allocated to York Investment; and (iii) $16,400,045 of the outstanding principal balance of the Loan was allocated to York Credit Opportunities. The outstanding principal balance of the Loan as of the date of this Statement is $70,400,000.

      Pursuant to an Amendment dated April 1, 2004 to the Facility Agreement between the Company and the Bank, as amended by the Amendment to Facility Agreement and Warrant dated December 27, 2005 (the "December 2005 Amendment") between the Company and York Capital Management (as so amended, the "Loan Amendment"), which Loan Amendment was assigned to the Reporting Person pursuant to the Assignment Agreement, York Capital Management has the right to instruct the Company to issue to it or to a third party a warrant or warrants for the purchase of Shares (each, a "Warrant"), and the maximum exercise amount that may be paid under all such Warrants shall equal the then outstanding principal balance of the Loan, plus accrued and unpaid interest thereon.

      The exercise price per Share for a Warrant shall equal (i) until September 30, 2006, $6.75 per Share and (ii) from and after October 1, 2006, the average closing sale price of a Share, as published by NASDAQ over the thirty consecutive trading days immediately preceding the day of the notice of exercise by the holder of such Warrant, plus 1%; provided, however, in no event shall the exercise price per Share from and after October 1, 2006 be less than $7.50 or more than (i) if exercised between July 1, 2005 and June 30, 2006, $30.00; and
(ii) if exercised between July 1, 2006 and June 30, 2007, $40.00. Moreover, in the event that the Company completes a private placement investment by a third party for an amount that exceeds $20 million, at the option of the Reporting Person, the exercise price of a Warrant shall be based on the same price offered in the private placement.

                               Page 6 of 28 Pages

      The right to the Warrants can be exercised until June 30, 2007. Once issued, a Warrant will be exercisable for a thirty-day period. The proceeds paid to the Company from the exercise of the Warrants shall be applied to reduce all future installments of the principal due pursuant to the Facility Agreement on a pro rata basis.

      The Reporting Person shall be entitled to require the Company to prepare a Registration Statement on Form F-3 covering a resale offering of all of the Shares held by the holder(s) of the Warrants, including the Shares underlying the Warrants. The Company shall be required to keep such Registration Statement effective for 36 months from the date that such Registration Statement is declared effective, other than between March 15 and June 30 of each year. In addition, until June 30, 2007, the Reporting Person will be entitled to require the Company to grant one "demand registration" with respect to the Shares underlying one Warrant.

      In addition, pursuant to the December 2005 Amendment, York Capital Management granted to the Company the right to require the conversion of the outstanding balance of the Loan at the conversion price of $6.75 per Share at any time during the period until September 30, 2006 in the event that the closing sale price of a Share, as published by NASDAQ, exceeds $9.00 per Share for a period of twenty consecutive trading days, provided that the aggregate trading volume during such twenty-day period is a minimum of 1,700,000 Shares.

      Concurrently and in connection with the consummation of the transactions contemplated by the Assignment Agreement, the Bank and York Capital Management, for and on behalf of accounts managed by it, entered into the Share Option Agreement dated July 18, 2005 (the "Option Agreement") pursuant to which the Bank granted to York Capital Management (i) the option (the "Option") to purchase up to 1,000,809 Shares (the "Option Shares") at any time until July 18, 2007 at an exercise price per Share equal to $6.30 plus 35% of the difference between $6.30 and the Fair Market Price (as hereinafter defined) of a Share as of the exercise date, provided that if the Fair Market Price of a Share is less than $6.30, then the exercise price per Share shall be $6.30; (ii) after the expiration of the Option and with respect to any Option Shares that have not been purchased by exercise of the Option, the right of first offer to purchase from the Bank any such remaining Option Shares on the terms and conditions offered by the Bank by written notice before the Bank may sell such Shares to another person; and (iii) the right of first offer to purchase from the Bank 1,051,619 Shares (the "Remaining Shares") on the terms and conditions offered by the Bank by written notice before the Bank may sell such Shares to another person. The "Fair Market Price" of a Share means the average of the closing prices of a Share at the close of trading on each of the 30 consecutive trading days on the Tel-Aviv Stock Exchange and NASDAQ immediately preceding the exercise date of the Option; provided, however, that if the Fair Market Price of a Share on the Tel-Aviv Stock Exchange is different than the Fair Market Price of a Share on NASDAQ, then the Fair Market Price of a Share shall be the average of the Fair Market Price of a Share on each of the Tel-Aviv Stock Exchange and NASDAQ.

                               Page 7 of 28 Pages

      In addition, concurrently and in connection with the consummation of the transactions contemplated by the Assignment Agreement, the Bank granted to York Capital Management a two-year, irrevocable proxy dated July 18, 2005 (the "Bank Proxy") to exercise all the Bank's voting rights with respect to the Option Shares and the Remaining Shares (which together total 2,052,428 Shares), provided that the Bank Proxy shall cover only such portion of the Option Shares and Remaining Shares that are not sold by the Bank and, provided, further, that the Bank Proxy shall only cover such portion of the Option Shares and the Remaining Shares so that the Bank is not deemed to be, by virtue of the Shares held by York Capital Management, a joint holder or beneficial owner of 20% or more of the outstanding Shares.

      Concurrently with the consummation of the transactions contemplated by the Assignment Agreement, the Bank sold 1,250,000 Shares (the "Third Party Shares") to Mivtach Shamir Holdings Ltd. ("Shamir"), and pursuant to the terms of such sale, Shamir granted to York Capital Management a two-year irrevocable proxy dated July 23, 2005 (the "Shamir Proxy") to exercise all Shamir's voting rights with respect to the Third Party Shares, provided that the Shamir Proxy shall cover only such portion of the Third Party Shares that are not sold by Shamir.

      The preceding description of the Assignment Agreement, the Loan Amendment, the December 2005 Amendment, the Warrant, the Option Agreement, the Bank Proxy and the Shamir Proxy is a summary only and is qualified in its entirety by reference to the copies of the Assignment Agreement, the Loan Amendment, the December 2005 Amendment, the form of Warrant, the Option Agreement, the Bank Proxy and the Shamir Proxy filed as exhibits to this Statement and incorporated herein by this reference. In addition, the preceding description of the Loan Amendment, the December 2005 Amendment and the Warrant is qualified in its entirety by reference to, and is based on, the summaries of such documents set forth in (i) the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on March 23, 2006, (ii) the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the SEC on March 17, 2005, as amended by Amendment No. 1 on Form 20-F/A to such Annual Report filed with the SEC on December 1, 2005, and (iii) the Bank's Amendment No. 2 to its Schedule 13D filed with the SEC on May 10, 2004.

      The source of the funds used by the Reporting Person for the purchase of the Shares described above was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $8,563,551.34 of working capital of York Capital, (ii) approximately $35,904,070.81 of working capital of York Investment and (iii) approximately $13,505,029.85 of working capital of York Credit Opportunities. Working capital in each of these three cases was provided by capital contributions of partners or shareholders, as the case may be, and internally generated funds.

                               Page 8 of 28 Pages

Open Market Purchases

      Following the consummation of the transactions contemplated by the Assignment Agreement, the Reporting Person, for the benefit of certain of its advisory clients, purchased an aggregate of 501,242 Shares in the open market for an aggregate purchase price of $3,899,380. See Item 5(c) of this Statement.

      The source of the funds used by the Reporting Person for such purchase was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $575,974 of working capital of York Capital,
(ii) approximately $2,414,869 of working capital of York Investment and (ii) approximately $908,537 of working capital of York Credit Opportunities. Working capital in each of these three cases was provided by capital contributions of partners or shareholders, as the case may be, and internally generated funds.

Item 4. Purpose of Transaction

      The Reporting Person acquired the securities of the Company described in
Item 5 of this Statement for investment purposes. The Reporting Person reserves the right to purchase additional Shares, including, without limitation, pursuant to the exercise of the rights of first refusal granted by the Bank pursuant to the Option Agreement, either separately or together with other persons, to sell all or some of the Shares beneficially owned by them, or to otherwise trade in the Shares, in open market or private transactions, provided that in its judgment such transactions present an attractive (long- or short-term) opportunity for profit.

      By virtue of the consummation of the transactions described under the heading "Assignment Agreement" in Item 3 of this Statement, the Reporting Person designated five persons, who were appointed on July 18, 2005 as directors of the board of directors of the Company. As of the date of consummation of the transactions described in Item 3 of this Statement, the board of directors of the Company consisted of (i) five directors designated by the Reporting Person; and (ii) one independent director as defined under the Israeli Companies Law, 1999. A second independent director as defined under the Israeli Companies Law, 1999 was appointed at the special shareholders' meeting convened by the Company on August 30, 2005.

                               Page 9 of 28 Pages

      Except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

      (j) any action similar to those numerated in clauses (a)-(i) above.

      The Reporting Person reserves the right to separately or collectively consider plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the Shares, the Company's then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

                              Page 10 of 28 Pages

Item 5. Interest in Securities of the Issuer

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 14,233,299 Shares (which includes (A) 10,429,629 Shares issuable upon the exercise of all Warrants for the entire outstanding principal balance of the $70,400,000 Loan, when, as and if the Reporting Person instructs the Company to issue all such Warrants, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) 1,000,809 Shares issuable upon the exercise of the Option and which JGD may be deemed to have the sole power to vote, or to direct the voting of, pursuant to the Bank Proxy; (C) 1,051,619 Shares as to which JGD may be deemed to have the sole power to vote, or to direct the voting of, pursuant to the Bank Proxy; (D) 1,250,000 Shares as to which JGD may be deemed to have the sole power to vote, or to direct the voting of, pursuant to the Shamir Proxy; and (E) 501,242 Shares purchased in the open market), which together constitute approximately 41.5% of the issued and outstanding Shares. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by JGD.

            (ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,102,496 Shares (which includes (A) 1,540,634 Shares issuable upon the exercise of a Warrant(s) for $10,399,283 of the Loan, when, as and if the Reporting Person, for the benefit of York Capital, instructs the Company to issue all such Warrants, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) 147,836 Shares issuable upon the exercise of York Capital's allocated portion of the Option and which York Capital may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (C) 155,342 Shares as to which York Capital may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy;
(D) 184,646 Shares as to which York Capital may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Shamir Proxy; and (E) 74,038 Shares purchased in the open market), which together constitute approximately 8.6% of the issued and outstanding Shares. As the General Partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital. In addition, as the Senior Managing Director and the controlling member of Dinan Management, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

            (iii) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,815,062 Shares, (which includes
(A) 6,459,359 Shares issuable upon the exercise of a Warrant(s) for $43,600,672 of the Loan, when, as and if the Reporting Person, for the benefit of York Investment, instructs the Company to issue all such Warrants, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) 619,829 Shares issuable upon the exercise of York Investment's allocated portion of the Option and which York Investment may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (C) 651,297 Shares as to which York Investment may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (D) 774,160 Shares as to which York Investment may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Shamir Proxy; and (E) 310,417 Shares purchased in the open market), which together constitute approximately 29.5% of the issued and outstanding Shares. As the investment manager of York Investment, York Offshore Limited may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment.

                              Page 11 of 28 Pages

      (iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,315,741 Shares, (which includes
(A) 2,429,636 Shares issuable upon the exercise of a Warrant(s) for $16,400,045 of the Loan, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, instructs the Company to issue all such Warrants, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) 233,144 Shares issuable upon the exercise of York Credit Opportunities' allocated portion of the Option and which York Credit Opportunities may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (C) 244,980 Shares as to which York Credit Opportunities may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (D) 291,194 Shares as to which York Credit Opportunities may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Shamir Proxy; and (E) 116,787 Shares purchased in the open market), which together constitute approximately 13.0% of the issued and outstanding Shares. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities. In addition, as the Senior Managing Director and the controlling member of York Credit Opportunities Domestic Holdings, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

      (v) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1, 2 or 3.

      The number of Shares beneficially owned and the percentage of outstanding Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Capital, York Investment and York Credit Opportunities are based on an aggregate of 34,281,198 Shares, 24,539,230 Shares, 29,929,948 Shares and 25,513,540 Shares, respectively, which in each case consist of (i) 22,850,760 Shares issued and outstanding as of June 1, 2006, which information was obtained from the Company; (ii) the number of Shares issuable to the applicable person when, as and if the Reporting Person, for the benefit of such person, exercised all applicable Warrants, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; and (iii) the number of applicable Option Shares.

                              Page 12 of 28 Pages

(b) (i) JGD has the sole power to dispose of or direct the disposition of 11,931,680 Shares and the sole power to vote or direct the vote of 14,233,299 Shares, when, as and if the Reporting Person (A) instructs the Company to issue all Warrants for the $70,400,000 outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan;
(B) exercises all such Warrants; and (C) exercises the entire Option. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 11,931,680 Shares and the sole power to vote or direct the vote of 14,233,299 Shares, when, as and if the Reporting Person (A) instructs the Company to issue all Warrants for the $70,400,000 outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) exercises all such Warrants; and (C) exercises the entire Option.

      (ii) York Capital has the sole power to dispose of or direct the disposition of 1,762,508 Shares and the sole power to vote or direct the vote of 2,102,496 Shares, when, as and if the Reporting Person, for the benefit of York Capital, (A) instructs the Company to issue all Warrants for York Capital's allocated portion of the current outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan;
(B) exercises all such Warrants; and (C) exercises the entire portion of the Option allocated to York Capital. As the General Partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of or direct the disposition of 1,762,508 Shares and the sole power to vote or direct the vote of 2,102,496 Shares, when, as and if the Reporting Person, for the benefit of York Capital, (A) instructs the Company to issue all Warrants for York Capital's allocated portion of the current outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan;
(B) exercises all such Warrants; and (C) exercises the entire portion of the Option allocated to York Capital. In addition, as the Senior Managing Director and the controlling member of Dinan Management, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 1,762,508 Shares and the sole power to vote or direct the vote of 2,102,496 Shares, when, as and if the Reporting Person, for the benefit of York Capital, (A) instructs the Company to issue all Warrants for York Capital's allocated portion of the current outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) exercises all such Warrants; and (C) exercises the entire portion of the Option allocated to York Capital.

                              Page 13 of 28 Pages

      (iii) York Investment has the sole power to dispose of or direct the disposition of 7,389,605 Shares and the sole power to vote or direct the vote of 8,815,062 Shares, when, as and if the Reporting Person, for the benefit of York Investment, (A) instructs the Company to issue all Warrants for York Investment's allocated portion of the current outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) exercises all such Warrants; and (C) exercises the entire allocated portion of the Option allocated to York Investment. As the investment manager of York Investment, York Offshore Limited may be deemed to have the sole power to dispose of or direct the disposition of 7,389,605 Shares and the sole power to vote or direct the vote of 8,815,062 Shares, when, as and if the Reporting Person, for the benefit of York Investment, (A) instructs the Company to issue all Warrants for York Investment's allocated portion of the current outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) exercises all such Warrants; and (C) exercises the entire portion of the Option allocated to York Investment. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 7,389,605 Shares and the sole power to vote or direct the vote of 8,815,062 Shares, when, as and if the Reporting Person, for the benefit of York Investment, (A) instructs the Company to issue all Warrants for York Investment's allocated portion of the current outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) exercises all such Warrants; and (C) exercises the entire portion of the Option allocated to York Investment.

      (iv) York Credit Opportunities has the sole power to dispose of or direct the disposition of 2,779,567 Shares and the sole power to vote or direct the vote of 3,315,741 Shares, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, (A) instructs the Company to issue all Warrants for York Credit Opportunities' allocated portion of the current outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) exercises all such Warrants; and (C) exercises the entire portion of the Option allocated to York Credit Opportunities. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to have sole power to dispose of or direct the disposition of 2,779,567 Shares and the sole power to vote or direct the vote of 3,315,741 Shares, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, (A) instructs the Company to issue all Warrants for York Credit Opportunities' allocated portion of the current outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) exercises all such Warrants; and (C) exercises the entire portion of the Option allocated to York Credit Opportunities. In addition, as the Senior Managing Director and the controlling member of York Credit Opportunities Domestic Holdings, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 2,779,567 Shares and the sole power to vote or direct the vote of 3,315,741 Shares, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, (A) instructs the Company to issue all Warrants for York Credit Opportunities' allocated portion of the current outstanding principal balance of the Loan, assuming the minimum possible exercise price per Share of $6.75 and at the time of such exercise the payment by the Company of all accrued interest on the Loan; (B) exercises all such Warrants; and (C) exercises the entire portion of the Option allocated to York Credit Opportunities.

                              Page 14 of 28 Pages

      (v) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1, 2 or 3 has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Share.

(c) During the past sixty (60) days preceding the date of this Statement, the Reporting Person purchased the following Shares in the open market for the accounts of York Capital, York Investment and York Credit Opportunities:

Advisory Client of the                            Trade Date             Shares              Price/Share
Reporting Person
------------------------------------------------- ---------------------- ------------------- ----------------
York Capital Management, L.P.                     05/10/2006             7,829               7.74
                                                  05/11/2006             5,613               7.77
                                                  05/12/2006             2,139               7.77
                                                  05/15/2006             7,385               7.77
                                                  05/16/2006             2,885               7.82
                                                  05/22/2006             8,124               7.72
                                                  05/23/2006             12,224              7.78
                                                  05/24/2006             8,920               7.79
                                                  05/25/2006             470                 7.79
                                                  05/30/2006             18,449              7.82

York Investment Limited                           05/10/2006             32,826              7.74
                                                  05/11/2006             23,533              7.77
                                                  05/12/2006             8,968               7.77
                                                  05/15/2006             30,965              7.77
                                                  05/16/2006             12,095              7.82
                                                  05/22/2006             34,061              7.72
                                                  05/23/2006             51,252              7.78
                                                  05/24/2006             37,398              7.79
                                                  05/25/2006             1,969               7.79
                                                  05/30/2006             77,350              7.82

York Credit Opportunities Fund, L.P.              05/10/2006             12,350              7.74
                                                  05/11/2006             8,854               7.77
                                                  05/12/2006             3,374               7.77
                                                  05/15/2006             11,650              7.77
                                                  05/16/2006             4,550               7.82
                                                  05/22/2006             12,815              7.72
                                                  05/23/2006             19,282              7.78
                                                  05/24/2006             14,070              7.79
                                                  05/25/2006             741                 7.79
                                                  05/30/2006             29,101              7.82

                              Page 15 of 28 Pages

(d) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares subject to the Bank Proxy or the Shamir Proxy. With respect to the 1,250,000 Shares subject to the Shamir Proxy, to the knowledge of the Reporting Person, Shamir has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares, and with respect to the 2,052,428 Shares subject to the Bank Proxy, to the knowledge of the Reporting Person, the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares, subject to the Reporting Person's right to purchase 1,000,809 of such 2,052,428 Shares pursuant to the Option.

      The right to receive dividends from, or the proceeds from the sale of, all other Shares reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Investment or York Credit Opportunities, which are the advisory clients of the Reporting Person. The Reporting Person itself disclaims beneficial ownership of all Shares reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

      Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The information provided in response to Item 3 above is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

      The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

                              Page 16 of 28 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:   June 5, 2006

                                              JGD MANAGEMENT CORP.

                                              By:    /s/ Adam J. Semler
                                                  ------------------------------
                                                  Adam J. Semler
                                                  Chief Financial Officer

                              Page 17 of 28 Pages

                                INDEX OF EXHIBITS

Exhibit No.       Description

1 Name, title, principal business address, principal occupation and citizenship of each director and executive officer of JGD.

2 Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Investment.

3 Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Offshore Holdings, Limited.

4 Loan Assignment Agreement dated June 23, 2005 (the "Loan Assignment Agreement") by and among Bank Hapoalim B.M. (the "Bank") and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 1 to the Bank's Amendment No. 3 to its
            Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 27, 2005).

5 Addendum to the Loan Assignment Agreement dated July 18, 2005 by and among the Bank and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 6 to the Reporting Persons' Schedule 13D filed with the SEC on July 28,
            2005).

6 Amendment dated April 1, 2004 to the Facility Agreement between Gilat Satellite Networks Ltd. (the "Company") and the Bank (previously filed as Exhibit 4.3 to the Company's Annual Report on Form 20-F for the fiscal year ending December 31, 2004 filed with the SEC on March 17, 2005).

7 Amendment to Facility Agreement and Warrant dated December 27, 2005 between the Company and York Capital Management (previously filed as Exhibit 4.3 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on March 23,
            2006).

8 Form of Warrant to purchase ordinary shares, par value NIS 0.20 per share, of the Company.

9 Share Option Agreement dated July 18, 2005 by and among Bank Hapoalim B.M. and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 2 to the Bank's Amendment No. 3 to its Schedule 13D filed with the SEC on July 27,
            2005).
                              Page 18 of 28 Pages

10          Irrevocable Proxy dated July 18, 2005 granted by Bank Hapoalim B.M.
            to York Capital Management (previously filed as Exhibit 3 to the Bank's Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

11 Irrevocable Proxy dated July 23, 2005 granted by Mivtach Shamir Holdings Ltd. to York Capital Management (previously filed as
            Exhibit 10 to the Reporting Persons' Schedule 13D filed with the SEC on July 28, 2005).

                              Page 19 of 28 Pages

                                                                       EXHIBIT 1

            DIRECTORS AND EXECUTIVE OFFICERS OF JGD MANAGEMENT CORP.

                                             Principal Business               Principal
         Name                 Title               Address                     Occupation       Citizenship
         ----                 -----          -------------------------        ----------       -----------
    James G. Dinan       Chief Executive          767 Fifth Avenue            Investment           USA
                           Officer and                17th Fl.                management
                            Director          New York, New York 10153

    Adam J. Semler       Chief Financial          767 Fifth Avenue            Investment           USA
                           Officer and                17th Fl.                management
                            Director          New York, New York 10153

  Daniel A. Schwartz    Chief Investment          767 Fifth Avenue            Investment           USA
                           Officer and        New York, New York 10153        management
                            Director

                              Page 20 of 28 Pages

                                                                       EXHIBIT 2

               DIRECTORS AND EXECUTIVE OFFICERS OF YORK INVESTMENT

                                              Principal Business            Principal
         Name                 Title                 Address                  Occupation        Citizenship
         ----                 -----                 -------                  ----------        -----------
    Dawn E. Davies          Director          Euro-Dutch Trust Co.           Investment          Bahamian
                                                 (Bahamas) Ltd.              management
                                                 P.O. Box N9205
                                                  Nassau, N.P.,
                                                  The Bahamas

     Anthony L.M.           Director          Euro-Dutch Trust Co.           Investment          Bahamian
     Inder-Rieden                                (Bahamas) Ltd.              management
                                                 P.O. Box N9205
                                                  Nassau, N.P.,
                                                   The Bahamas

                              Page 21 of 28 Pages

                                                                       EXHIBIT 3

            DIRECTORS AND EXECUTIVE OFFICERS OF YORK OFFSHORE LIMITED

                                            Principal Business            Principal
         Name                 Title             Address                    Occupation        Citizenship
         ----                 -----                                         ----------        -----------
    James G. Dinan          Director             767 Fifth Avenue           Investment            USA
                                                     17th Fl.               management
                                             New York, New York 10153

  Daniel A. Schwartz        Director             767 Fifth Avenue           Investment            USA
                                                     17th Fl.               management
                                             New York, New York 10153

    Adam J. Semler          Director             767 Fifth Avenue           Investment            USA
                                                     17th Fl.               management
                                             New York, New York 10153

     Anthony L.M.           Director           Euro-Dutch Trust Co.         Investment          Bahamian
     Inder-Rieden                                 (Bahamas) Ltd.            management
                                                  P.O. Box N9205
                                                   Nassau, N.P.,
                                                   The Bahamas

                              Page 22 of 28 Pages

                                                                       EXHIBIT 8

                          GILAT SATELLITE NETWORKS LTD.
                                     WARRANT

                                                      Issuance Date:

                                                          ----------------------

      1. (a) Exercise of the Warrant. Upon payment by the holder (the "Holder") of this Warrant of the Exercise Amount (as defined below) during the Exercise Period (as defined below), in one or more installments of no less than US$10,000,000 (ten million US dollars) each, but in no event in excess of $____________ (the "Maximum Amount"), Gilat Satellite Networks Ltd. ("Gilat" or the "Company") shall issue fully paid and nonassessable Ordinary Shares (the "Shares") to the Holder in an amount equal to the Exercise Amount set forth in the Notice below divided by the Exercise Price, subject to any adjustments pursuant to Section 3 of this Warrant.

      For purposes of this Warrant, the term Exercise Period shall mean within 30 days from the Issuance Date which shall be no earlier than July 1, 2004 and no later than June 30, 2007 (the "Exercise Interval"). The term Exercise Price shall mean the average of the closing sale prices of the Shares, as published by the NASDAQ over the thirty (30) consecutive trading days immediately preceding the day of the Notice (as defined below) (i.e., not including the closing sale price on the date of the Notice) plus 1%, however in no event, except as provided in the immediately following paragraphs, shall the price for purposes of calculating the "Exercise Price" be less than US$7.50 per Share or be in excess of either: (i) US$ 21.00 per Share if the Notice was provided during the period commencing on July 1, 2004 and terminating on June 30, 2005, (ii) US$
30.00 per Share if the Notice was provided during the period commencing on July 1, 2005 and terminating on June 30, 2006 and (iii) US$ 40 US$ per Share if the Notice was provided during the period commencing on July 1, 2006 and terminating on June 30, 2007.

      During the period commencing from December 27, 2005 and terminating on September 30, 2006 (the "Reduced Exercise Price Period"), the Exercise Price shall mean $6.75 per share.

      In order to exercise this Warrant, the Holder must satisfy all of the following requirements: (1) complete and sign an irrevocable exercise notice substantially in the form attached hereto as Annex A hereto (the "Notice") and submit it to Gilat no later than 2 Business Days than the date of the Notice by hand delivery, (2) surrender this Warrant, or part thereof to Gilat within three working days from the date of the Notice, (3) pay the Exercise Amount (4) pay any tax, if required, in connection with the exercise of this Warrant and (5) in the event that the Holder is a non-Israeli entity or individual, sign any documents required by the Office of the Chief Scientist, if required to enable the issue of the Shares to the Holder. Gilat shall issue a new Warrant for the balance of the Maximum Amount in the name of the Holder, if any, subject to the terms as set forth in this Warrant.

                              Page 23 of 28 Pages

      (b) In the event that in the course of a private placement investment by a third party in Gilat, during the Exercise Interval, and for an amount which exceeds US$ 20,000,000 (this amount does not include any amounts transferred by the Holder in consideration for the Shares as set forth herein), Gilat issues shares to such a third party, Gilat shall enable the Holder, to exercise the Exercise Amount into Shares based on the same price offered to the third party. The Holder shall be entitled to utilize this right on the condition that it has notified Gilat in writing within 14 days following receipt of a notice from Gilat regarding the contemplated private placement investment and the Exercise Amount it intends to apply to this transaction.

      2. Fractional Shares; Interest and Dividends. Gilat will not issue fractional Shares upon exercise of all or any portion of this Warrant. In lieu thereof, Gilat will round the number of Shares up to the nearest whole number of Shares.

      3. Adjustment to Exercise Price. In the event that the Company shall issue shares to its shareholders as a result of a split-off, spin-off or the like, or in the event that, during the 30 day period immdiately prior to the Notice, the Company determines that certain shareholders shall be entitled to receive a dividend or other distribution, then the Company shall only complete such issuance or other action if, as part thereof, allowance is made to protect the economic interest of the Holder either by increasing the number of Shares or by procuring that the Holder shall be entitled, on economically proportionate terms, to acquire additional shares of the spun-off or split-off entities.

      4. (a) Reorganization, Mergers or Consolidations. If at any time from time to time there is a capital reorganization of Gilat (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section) or a merger or consolidation of Gilat with or into another corporation, then, as a part of such reorganization, merger or consolidation, provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, the number of shares or other securities or property of Gilat, or of the successor corporation resulting from such merger or consolidation, to which a holder of Ordinary Shares deliverable upon conversion would have been entitled on such capital reorganization, merger or consolidation. In any such case (except to the extent any cash or property is received in such transaction), appropriate adjustment shall be made in the application of the provisions of this Subsection and Gilat's Articles of Association with respect to the rights of the Holder after the reorganization, merger or consolidation to the end that the provisions of this Subsection and Gilat's Articles of Association (including adjustment of the Conversion Shares) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable. (b) If the Shares issuable upon the exercise of this Warrant are changed into the same or a different number of shares of any class or classes of shares, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or share dividend or a reorganization, merger or consolidation provided for elsewhere in this Section), then and in any such event the Holder shall have the right thereafter to exercise this Warrant and the Company shall protect the economic interest of the Holder either by increasing the number of Shares, if appropriate or by procuring that the Holder shall be entitled, on economically proportionate terms upon the exercise to those terms it would have enjoyed would it have exercised the same Exercise Amount immediately prior to the such recapitalization, reclassification or change, all subject to further adjustment as provided herein and under Gilat's Articles of Association.

                              Page 24 of 28 Pages

      5. Gilat to Reserve Shares. Gilat shall at all times reserve and keep available, free from pre-emptive rights, out of its authorized but unissued Ordinary Shares, solely for the purpose of issuance of the Shares as herein provided, a sufficient number of Ordinary Shares to permit the exercise of this Warrant at a price of no less than US$7.50 per Share or a lower price as contemplated by Section 1(a) or 1(b). All Shares which may be issued upon exercise of this Warrant shall be duly authorized, validly issued, fully paid and non-assessable when so issued.

      6. Certificates and Legends.

      (a) All certificates for Shares issued by Gilat to the Holder pursuant to this Warrant shall be subject to such restrictions as Gilat may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed or interdealer quotation system upon which the Shares are then quoted, and any applicable federal or state securities laws. Gilat may place a legend or legends on any such certificates to make appropriate reference to such restrictions, as set forth here below.

      (b) Legends. It is understood that the certificates evidencing the Shares will bear the legends set forth below:

      THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

                              Page 25 of 28 Pages

The legend set forth above shall be removed by Gilat from any certificate evidencing Shares upon delivery to Gilat of an opinion by counsel, reasonably satisfactory to Gilat, that a registration statement under the 1933 Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which Gilat issued the Shares.

      (c) Gilat will deliver the applicable share certificates relating to the Shares, to the Holder, within thirty (30) days from the date of receipt by Gilat of the Notice based on the Exercise Price set forth by the Holder in the Notice. In the event Gilat's calculation of the Exercise Price is different from that of the Holder, Gilat shall notify the Holder of such in writing within seven (7) days from receipt of the Notice. In the event the parties cannot agree on the Exercise Price within three (3) days from the date of Gilat's response, the Holder may request the withdrawal of its Notice within two (2) business days thereafter. If no such request is received Gilat shall be entitled to amend the Exercise Price as set forth in the Notice to reflect the calculation performed by Gilat.

      7. Taxes. The Holder shall pay any taxes (or bear any liability in therefor, in the case of taxes required to be withheld by Gilat under applicable law) in connection with the exercise of this Warrant, other than stamp taxes.

      8. Warrant Confers No Rights of Shareholder. The Holder shall not have any rights as a shareholder of Gilat with regard to the securities issuable hereunder prior to actual exercise hereunder.

      9. Representations and Warranties.

      Gilat represents and warrants to the Holder as follows:

      (a) This Warrant has been duly authorized and executed by Gilat and is a valid and binding obligation of Gilat enforceable in accordance with its terms.

      (b) The registered share capital of Gilat as of November 24, 2005 is 37,500,000 Ordinary Shares, nominal value NIS 0.20 each, of which 22,554,682 ordinary shares are issued and outstanding. The Company intends to propose to its shareholders to increase the authorized registered share capital of the Company to 60,000,000 Ordinary Shares at its next shareholders meeting scheduled to be held in December 2005.

                              Page 26 of 28 Pages

      (c) The Shares are duly authorized and reserved for issuance by Gilat and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable and not subject to any preemptive rights applicable in the event of the issuance of new securities by Gilat.

      (d) The execution and delivery of this Warrant is not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with Gilat's Articles of Association, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to Gilat, and, except for consents that have already been obtained by Gilat do not and will not conflict with or contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which Gilat is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration with or the taking of any action in respect of or by, any state or local government authority or agency or other person.

      10. Successors and Assigns. This Warrant may not be assigned by the Holder without the prior written consent of Gilat.

      11. Governing Law; Submission to Jurisdiction. This Note shall be governed by and shall be construed in accordance with the laws of the New York. Each party irrevocably submits to the exclusive jurisdiction of the courts in New York with any dispute arising out of or in connection with this Warrant.

IN WITNESS WHEREOF, Gilat has caused this Warrant to be duly executed on the date first written above.

  Gilat Satellite Networks Ltd.

By: ____________________________
Title:   __________________________

                              Page 27 of 28 Pages

                                     Annex A

                                 EXERCISE NOTICE

      To Gilat Satellite Networks Ltd. ("Gilat")

      The undersigned owner of the Warrant issued on _________ (the "Warrant") hereby irrevocably exercises the option to pay to Gilat US$ _________ (the "Exercise Amount") in exchange for the issuance by Gilat of Shares in accordance with the terms of the Warrant, and directs that the shares issuable and deliverable upon exercise, be issued in the name of and delivered to the undersigned. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all additional transfer taxes payable with respect thereto.

We have calculated the Exercise Price, as defined in the Warrant, at US$ _____ per Share.

Date:

                                                         By: ___________________
                                                       Title: __________________

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